CIRCUIT CITY Moderator: Philip Schoonover 04-09-08/9:00 a.m. CT Confirmation # 39012868 Page 1

CIRCUIT CITY

Moderator: Philip Schoonover
April 9, 2008
9:00 a.m. CT

Operator:	Good morning. My name is (Elizabeth), and I will be your conference operator today. At this time, I would like to welcome everyone to the Circuit
City fourth quarter results conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you have already done so, please press the pound sign now, then press star one again to insure your question is registered. Thank you.

I will now turn the conference call over to Mr. Bill Cimino, Director of
Corporate Communications. Sir, you may now begin.

Bill Cimino:	Good morning, and thank you for joining us today.

Before we begin, I need to remind you that during this call we may make forward-looking statements which are subject to risks and uncertainties. We refer you to today’s release, the MD&A in our most recently filed annual report on Form 10-K and quarterly report on Form 10-Q, and to our other SEC filings for additional discussion of these risks and uncertainties.

On today’s call, we may make reference to earnings or loss from continuing operations before income taxes, or EBT, and net earnings or loss from continuing operations, or EPS per diluted share, excluding the impacts of the impairment of goodwill and the tax valuation allowance. These measures, as adjusted, are not measures of performance that are defined by generally

CIRCUIT CITY Moderator: Philip Schoonover 04-09-08/9:00 a.m. CT Confirmation # 39012868 Page 2

accepted accounting principles, or GAAP, and are not to be considered a substitute for our results as prepared in accordance with GAAP. The reconciliation of EBT and EPS on a GAAP basis to the EBT and EPS excluding the impacts of the items discussed has been provided in our earnings release, which is available on our investor Web site and will be furnished with the SEC on Form 8-K.

Speaking on this call are Phil Schoonover, Chairman, President and Chief
Executive Officer, Bruce Besanko, Executive Vice President and Chief
Financial Officer, and John Harlow, Executive Vice President and Chief
Operating Officer.

Also available during the question-and-answer session will be Jeff Stone,
Executive Vice President, New Business Development, and John Kelly,
Senior Vice President and Chief Merchandising Officer.

And with that, I’ll turn the call over to Phil.

Philip Schoonover:	Thanks, Bill, and good morning to all.

Today I’ll discuss our fourth quarter results, update you on the progress we’re making on our turnaround plans, update you on InterTAN, outline our key priorities that position us for profitability in the longer term, and talk about how we’ve built a senior management team dedicated to execution and accountability.

Financially, fiscal year 2008 was a very disappointing year. The fourth quarter, however, showed some progress, and we expect continued
improvement from our turnaround strategies in fiscal year 2009. We remain confident that we are on the right track. We are implementing the right strategies with the right talent and processes to lead us to a successful turnaround and position us for long term profitable growth.

As Bruce will highlight, our first quarter expectations are below last year. We believe that we have appropriately reflected conservatism regarding the economy in our sales and earnings guidance. We do not expect to see year-
over-year improvements in the performance until the back half of this year.

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That said, we do expect our full year results to reflect improvement over fiscal
2008. We believe our guidance is realistic and achievable, and we have the resources, both financially and with the talent in our organization, to effect a positive turnaround in our business.

With that, let’s begin a review of the quarter. We are pleased that our fourth quarter operating results were better than expected. Our sales and gross margin results were approximately within line of our guidance. We managed our expenses better than planned. While our sales and gross margin performance are still not what they need to be, we are making progress on our key goals that are expected to result in improved gross profit and lower expenses as well as provide us with a platform for sustainable growth.

During the fourth quarter, we slowed the pace of change in our stores and focused on execution, customer service, and rebuilding our selling culture.
This enabled our associates in the stores and at the store support center time to digest the store level changes and better understand and respond to how they would impact the business day-to-day. We mentioned in the third quarter call that we have seen some stabilization in close rate and TV basket trends. By the fourth quarter, our transformation activities were complete and at scale.
We saw examples of where both selling culture and customer service are showing signs of improvement.

Let me provide you with some specifics. Our store close rates improved Q4 compared with Q3. The rate was still below last year, but the gap narrowed.
We measured how often we attach high margin accessories and services to hardware units that we sell, and we are also seeing progress here.

Here are three examples. Our PC services attachment rate has been on a clear upward trend from the end of Q2 through Q4. Our home theater installation attachment rate rose above last year’s rate in December and January. Finally, we’re showing improvement since November 2007 in our warranty unit attachments. While we have lowered our warranty prices to be a better customer value, we are attaching a warranty at a higher rate. We have actually pulled above last year in TV warranty units.

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We measure the total basket size of accessories and services that is attached to a common hardware purchase. We see the gap between last year and this year narrowing virtually every category, and many categories are showing improved sequential trends. Keep in mind that declining prices would naturally put downward pressure on the size of these baskets, and so any increase shows that we are improving our selling culture.

Turning to customer service. A recent survey by University of Michigan’s
American Customer Satisfaction Index noted that our ratings improved in
2007 compared to 2006. In fact, we’ve narrowed the gap to three points from our largest primary competitor.

We’ve commissioned the third parties that mystery shop our stores to measure our sales associates’ behaviors in key areas, such as greeting. We’ve seen a
10 percent increase in the effectiveness from July 2007 through March 2008 in home entertainment.

Admittedly, we have much further to go in improving customer service in our stores, and John will speak more about what we’re doing in just a moment.
While we’re pleased to see stability return and some modest improvements to trends, we recognize that we must significantly upgrade our ability to execute across the company. Let me be clear that our primary focus is now store level execution.

Turning to our long-term strategic plans. We have made steady progress towards our four strategic growth pillars and our key goals.

First, in home entertainment. This business continues to be a key underpinning of our strategy. Growth rates for large LCD televisions remain strong as we continue to see sales of tube and projection televisions diminish.
Our opportunity is not only to help our customers upgrade to flat and digital, but to bring the entire high definition experience alive in their homes through digital source, theater-like audio, and post sales support, including firedog installation services, as well as Circuit City advantage product protection plans. Our baskets for flat panel televisions improved 10 percent in the fourth quarter compared with the third quarter.

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Second, multi-channel. Direct sales grew 14 percent this quarter. Our fiscal year 2008 growth was a strong 21 percent to $1,35 billion. Over half of this product was picked up in our stores. We continue to focus on strategies that provide enhanced shopping capabilities for online customers and further integrate all of our shopping channels.

Third, firedog services. PC services and home theater installations grew 11 percent in the fourth quarter. We believe our services growth will improve as we further refine our stores’ focus back to selling attachments. As I mentioned earlier, we have been seeing encouraging trends in our firedog attach rates.

Turning to our real estate. We completed 26 domestic superstore openings and relocations in the quarter, which resulted in meeting our annual goal of 61 new and relocated superstore openings for the fiscal year. We had 22 of the
City stores at year end including one remodel of a super store into the City format. In the case of the remodel, we had a store that was about 30,000 square feet, and we reduced our space to 20,000 and separated the other
10,000 out for sublet. We will monitor the results of this to see if we have an opportunity to do more of these remodels in the future.

We continue to be encouraged by customer feedback on this format. In fiscal year 2009, we will continue to refine the model in its own right as well as develop what I call look-back strategies to take the key things that we’re learning from the City back to our core stores and improve the customer experience and financial performance.

We exceeded our goal to take $150 million out of SG&A, and we achieved our net owned inventory reduction goal of more than $100 million.

Now turning to InterTAN. We continue to explore strategic options for our international segment, InterTAN. At this point in the process, our board has not yet determined the best course of action. The team in Canada has done a great job of executing on their transformation activities and it’s hitting financial targets that we have set. Despite some slowdown in the Canadian

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economy, the business is better positioned and should show further improvement into the future.

Let me now provide some high level thoughts about fiscal year 2009.

Our top priority is to crisply execute the retail recovery plan and rebuild our selling culture. The outcomes of this will be improving our gross margin rate through merchandising, marketing and pricing discipline, managing our expenses through maintaining an intense focus on controlling SG&A, driving our close rate and attachments by rebuilding our customer service and selling culture, which improves both sales and margins, growing our sales of firedog services and our direct channel businesses and, finally, growing through relocating, remodeling and selectively opening new stores.

We remain committed to a strategy that leads us to improved sales and financial results, both in the near term and the long term, and look forward to updating you on the progress in the months ahead.

Let me speak to you now about our leadership team.

In fiscal year 2008, we added three high caliber leaders to our team and expanded John Kelly’s role to be our chief merchant, and I believe that these individuals bring a fresh approach. As seasoned executives with significant retail turnaround experience, they are charged with driving the execution of our initiatives, providing training and leadership development to our associates, and holding the teams accountable to deliver improved results in the next phase of our turnaround.

Earlier this year, Bruce Besanko joined our team. I know many of you have met or spoken to him since he’s joined in late July. Bruce brings retail experience, focus and sound financial discipline, coupled with proactive strategic planning to our financial team.

John Harlow joined the company as chief operating officer overseeing retail, real estate, information technology and our supply chain. He was most recently a consultant with Deloitte specializing in retail. He previously had senior leadership roles in turnarounds at A&P and Toys ‘R’ Us.

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Jeff Stone joined the company as head of new business development, which for us specifically refers to firedog services, our new the City store concept, and other innovation work. Jeff has proven retail and operational leadership as the former chief operating officer and then the chief executive officer of
Tweeter Home Entertainment, Inc. during their expansion years, as well as other high-end specialty retailing experience.

Now, I’d like to give you the opportunity to hear from John Harlow about his initial focus, and now let me turn the call over to John.

John Harlow:	Thanks, Phil, and good morning, everyone.

I joined Circuit City 79 days ago. My first 30 days were spent identifying and prioritizing the key initiatives that will drive retail execution and rebuild the customer service and selling culture in our stores. The next 30 days were focused on meeting with all district and store directors in their markets to communicate the company’s fiscal 2009 priorities and work through each store’s plan to execute against those priorities.

Let me share my initial observations and input from our stores. First, we can meaningfully improve our overall level of in-store execution and performance. Second, we need to better integrate our approach between retail operators and the store support center in order to further improve the customer shopping experience. Third, enhancements to our store execution and better alignment between store support center and supply chain support the up side that is planned to fiscal 2009. To win, we have to deliver the basics well and consistently. To this end, we have only one agenda, to provide a renewed customer experience to our customers.

What does that mean? First, to build trust, traffic and top line across our organization, we are developing a team of associates dedicated to providing the appropriate balance of customer service and solution selling. Next, we are upgrading our merchandise presentation standards to support an improved customer experience while fostering a healthier customer journey.

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Our team has planned a workload to insure our stores have the right tools and resources to complete their selling, merchandising and operating objectives.
Overall, our renewed experience will be focused on exceeding the product and service needs of our customer. Our plan includes upgrading visual and store
décor to facilitate customer choices and convenience. We will continue to better integrate retail sales plans with merchandising, marketing and supply chain to insure consistency across all stores.

Finally, it means that we are committed to helping our customers find the right solutions for their needs. We have deployed staffing and service standards to support greeting our customers quickly and providing friendly service. We are providing more effective training for all of our associates, including training from some of our best-in-class vendor partners. We are focusing support from our field leadership team through more coaching, better priority setting, and requisite accountability to achieve our results. The fiscal
2009 plan is both top down and bottoms up. Goals have been established that foster both ownership and accountability.

How will we do this? Through an holistic approach and intense focus to rebuilding our selling culture, which includes staffing changes, selection of the team, training and compensation that aligns to our goals. Execution plans are in place to drive growth in home entertainment by re-dedicating specialized highly-trained associates to this critical area during an important digital conversion year. We’re focusing on fewer priorities this year to create less distraction so that we can replicate a greatly renewed customer experience across all our store categories.

Organizationally, this year is about delivering a renewed customer experience.
We will not introduce significant changes for our stores. As part of focusing our efforts, we have made the decision to slow the deployment of our retail point-of-sale systems. A more deliberate rollout will insure the point-of-sale conversion is effective, thereby minimizing disruption to the stores and will provide the sales team the time to rebuild customer relationships.

In summary, we will deliver an improved in-store customer experience that supports significantly improved financial performance. I am confident that

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we will start to see traction on our execution initiatives in the first half of this year, with more visible financial contribution in the second half.

Now I’d like to turn the call over to Bruce Besanko.

Bruce Besanko:	Thanks, John. Good morning, everyone.

I’d like to cover three areas. First, I will review our fourth quarter financial performance, including analysis of the trends we saw in the quarter. Second,
I’ll share some of our financial plans for fiscal ’09, and finally, I’ll update you regarding the ongoing evaluation of real estate.

Let me begin with a review of the financial performance for the fourth quarter, starting first with the income statement. Net sales decreased 7.7 percent to $3.65 billion. Domestic segment sales declined 8.8 percent to
$3.45 billion. The domestic sales decline was primarily driven by our comp store sales decline of 11.3 percent, which compares to our comp store sales decrease of 0.5 percent in last year’s fourth quarter.

Let me provide more color around domestic sales trends. From a product perspective, by far the largest contributor to our sales performance is large
LCD televisions. GTX video gaming products and services installations also contributed. Our weakest categories included projection tube and plasma TVs as the consumer shifts sales focus to large LCDs, which is a trend that we’ve been seeing across the industry.

We saw continued weakness across all regions of the country, though the strongest declines were felt in Florida and California. The northeast had a lower comp decline than the other regions.

As it relates to traffic, ticket and close, because there’s a lot of seasonality to these metrics, we evaluate them on a monthly and quarterly basis as a percentage to last year. I’ll speak first about our store metrics. Average ticket continues to be the bright spot. Our Q4 average ticket increased by low single digits compared to the prior year. This is similar to the trend seen in Q3. Q4 traffic declined sharply from last year, and the year-over-year decline widened from Q3.

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Trend lines, we saw a sharp decline in the time period from September through December. The trend plateaued or flattened out in January and
February. We believe these trends are driven by the macro conditions as well as decline in packaged media. We’ll be watching our traffic close trends closely. Improving in-store experiences will drive loyalty which will drive frequency and improved traffic.

Close rate was down compared to the prior year, but encouragingly, Q4 was improved over Q3. Close rate is obviously one of the many key metrics to measure execution and one we’re intensely focusing on. For Circuit City
Direct, increased traffic continues to be the primary driver of our strong sales results. Average ticket declined slightly on a year-over-year basis for the quarter.

Turning to our international segment, sales increased 17.4 percent, primarily reflecting the favorable impact of foreign exchange rates and a comparable store sales increase of 8.6 percent in local currency, partially offset by the impact of 27 net store closings in the last year.

Consolidated gross profit margin declined by 329 basis points from last year.
The domestic segment gross margin declined 394 basis points. The decrease was driven by a decrease in product margins, an increase in shrinkage, and a decrease in extended warranty net sales. International segment gross profit margin increased 719 basis points. Some of the improvements relate to charges we took last fiscal year associated with store closures and product line exits. The improvement also resulted from fewer markdowns.

Let me talk for a moment about the gross margin decline. We know this is not acceptable and have a number of initiatives underway, led by both our chief merchant, John Kelly, and our COO, John Harlow, to deliver store-level improvements in fiscal 2009.

These initiatives include the following. First, rebuilding our customer service and selling culture in our stores to improve the attachment of higher margin accessories, firedog services and Circuit City advantage protection plans. We have several very specific initiatives we’re testing to bring back the selling

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culture. Second, reducing shrinkage through targeted controls and improved staffing to return results to historical levels. Third, improving our execution of product transitions to reduce markdowns. Fourth, optimizing our assortments, markdowns and pricing policies and ad effectiveness to improve our gross margin. And finally, increasing our direct sourcing efforts to lower our cost of goods on less brand sensitive products. Some of these initiatives have already begun, while others will take time to bear results.

Consolidated SG&A expenses as a percentage of sales decreased by 98 basis points. The domestic segments expense to sales ratio decreased 65 basis points compared with last year. The decrease primarily reflects an 87 basis point decrease in expenses associated with store and facility closures and other restructuring activities, and a 49 basis point decrease in compensation costs that resulted primarily from the company’s expense reduction initiatives.
The decreases were partially offset by the overall de-leveraging impact of lower sales and 121 basis point increase in expenses related to incremental and relocated stores.

International segments fourth quarter SG&A expense to sales ratio decreased significantly due to store closures and severance expenses that occurred last year but didn’t repeat this year, as well as the overall leveraging impact of higher sales.

We exceeded our goal to take $150 million out of SG&A expenses this year and actually took out approximately $200 million. We achieved greater than expected savings in non-store head count and indirect spend, which is made up principally from not-for-resale goods and services. During the year, we reinvested a portion of these savings into initiatives to improve our business and prepare for future growth, including opening new store costs and investments in information technology.

Also during the quarter, the company recorded a non-cash impairment charge of $26 million related to the goodwill associated with the international segment. The carrying costs of the segment has increased as the value of the
Canadian dollar has strengthened and, in addition, a market-wide decline in valuations led to the impairment charge. The non-cash impairment charge is

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not deductible for tax purposes. The segment’s performance has improved significantly and was not a factor in the impairment.

For the quarter, we have consolidated loss from continuing operations before taxes of $2.7 million compared to earnings from continuing operations before taxes of $27.1 million in the prior year. Excluding the impairment for goodwill, for the quarter we had a consolidated earnings from continuing operations before taxes, as adjusted, of $23.3 million compared to earnings from continuing operations before taxes of $119 million in the prior year.

The net results for the fourth quarter was earnings from continuing operations of 3 cents per share compared with a net loss from continuing operations of 4 cents per share last year. Excluding the impairment for goodwill, as well as the tax valuation allowance, the net result for the fourth quarter was earnings from continuing operations, as adjusted, of 10 cents per share compared with a net earnings from continuing operations, as adjusted, of 49 cents per share last year.

Turning to the balance sheet. Between our current cash balance and the funding available to us through the amended credit facility, we believe we have sufficient liquidity to sustain our multi-quarter turnaround plan. Cash, cash equivalents and short term investments were $297 million at year end.
As compared to the end of last year, the balance declined by $442 million, principally driven by purchases of PP&E and stock repurchases and dividend payments as well as cash used in our operating activities.

During the fourth quarter, we closed our amended credit facility transaction.
As a reminder, the facility has an initial term of five years and carries no financial covenants.

We’ve received some questions about option-based securities. While we’ve invested in these before, we successfully liquidated our position during the fourth quarter and did not reinvest in them.

To make one further point about our liquidity, as of April 8th, with the exception of approximately $50 million in letters of credit for our direct sourcing activities, we have not borrowed under our credit agreement.

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Despite the expected loss in the first half of fiscal 2009, we believe we have ample liquidity to get through that period, and then to support our peak borrowings just ahead of the holiday season.

In addition to the availability under the asset-backed facility, we expect to generate approximately 80 million in cash from a tax refund in the third quarter.

And finally, with respect to InterTAN, while the board has not determined a course of action, a sale of the InterTAN could add to our cash balances if closed this year.

Consolidated merchandise inventories at year end declined 4 percent from last year, even including the addition of 40 net new superstores. We achieved our net-owned inventory reduction goal of 100 million in the domestic segment, coming in with our expected range despite our disappointing sales performance for the year. We did this through increasing our mix of healthy inventory and focusing on in-stocks for our most important and productive
SKUs. We still have room to improve our in-stocks and inventory health and have targeted further net-owned inventory reductions for fiscal ’09.

As I think about fiscal ’09, let me share with you our finance and financial guiding principles. We’ll focus on maximizing earnings before taxes, generating positive cash flow, keeping investments focused with an increased
ROIC hurdle rate to support our growth, and maintain a heightened governance over capital, SG&A and head count.

We walked through our fiscal ’09 expectations in this morning’s press release.
We expect to deliver an improvement in pre-tax loss of 50 to 100 basis points compared with fiscal ’08. As a reminder, the domestic segment will incur no tax expense or benefit in fiscal ’09 due to the company’s multi-quarter losses.

While we expect continued sequential improvement in our operating metrics, we do not expect a year-over-year improvement until the second half of fiscal
2009. Based on the current environment and current business trends, we expect a Q1 loss of $180 to $195 million, and a Q2 loss before tax greater

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than fiscal 2008’s level. We expect year-over-year improvement in loss before tax in Q3, and improvement in earnings before tax in Q4.

The improved outlook for the second half of the year is based on the seasonality of the business as well as the expectations that our turnaround and store operating initiatives will have a more meaningful and positive impact on the business, having had more time to take effect. We’ll also anniversary the disruption created from the implementation of these strategies last year.

Longer term, we believe our strategies position us for profitability and sustained growth.

Finally, I wanted to bring you up to speed on the review of real estate, our preliminary filings and the near term actions we’ve taken. First, we’ve refined our real estate strategy to demand higher returns and have increased our hurdle rate for approving sites. This has resulted in shifting our strategic focus from aggressively expanding the store base to instead renewing our base through relocations, remodels and other creative solutions, which better suits our current performance. These changes will be reflected in our pipeline for future year openings.

We’ve worked with landlords to delay or cancel the least attractive deals in our pipeline, in line with our near-term strategy. This, in conjunction with current trends in commercial real estate development, have resulted in reducing our fiscal ’09 planned openings by about half.

Next, we’ve completed an initial analysis of the existing base and prioritized the store clusters where we can extract the greatest value by relocating, remodeling or closing, that is, stores near the end of their life, the largest stores and the oldest stores.

This analysis has been more complex than we’d originally expected, and it’s yielded some surprising results. While our older stores may under perform in sales per square foot, they benefit from lower rents, and on average are economically – as economically productive as newer 30K sites on a four-wall, non-allocated EBIT percent and EBITDA percentage basis. On a trailing 12-
month basis, nearly all of our stores remain four-wall EBITDA positive and

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are more profitable to operate at current performance levels than to close.
Advertising expenses were not allocated to stores except in single store markets.

We did similar data cuts based on market, store format and other views, and concluded there was no obvious class of stores that would make sense to target for closure at this time because of our focus on maintaining sources of cash. Given our level of execution last year, we believe the contribution of most of these stores can and will improve. That being said, we’ll continue to evaluate stores for potential closure and will be willing to make the decision should it be accretive to our financial condition.

Longer term, revitalizing our store base remains our strategy because we simply will not win without improving the store environment for our customers and our associates.

We can confirm that on average we have seen substantially better results from our 20K store format. We evaluate the stores opened more than 13 months ago to insure we’re evaluating a full year of actual performance. Both in sales performance per square foot and four-wall non-allocated EBIT percent, on average the 20K stores outperformed the older 30K formats, all this despite the fact they’re in trade areas with projected CE sales about half the chain average. They provide a much more attractive option for upgrading the store base.

And finally, we’re excited about the potential of the new City format for 20K stores. While no store has been opened for a full year to compare it apples to apples with other 20K stores, the customer associate feedback has been positive.

Our 45 to 55 fiscal 2009 store openings and relocations will virtually all be the City format. We believe we can evolve this concept over time into a step change performance for the company.

Now I’d like to turn the call back to Phil for his closing remarks.

Philip Schoonover:	Thanks, Bruce.

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In closing, fiscal year 2008 represented a year of fundamental repositioning at
Circuit City. We changed our business practices and introduced an innovative new store concept.

While the amount of change was disruptive in the short term, we are now in a position to improve execution and customer service. As a result, we expect to become a stronger more effective company during the current year with an intense focus on retail execution.

At the same time, we are continuing to support our future expansion by growing higher margin sales, differentiating our stores, and improving our store experience.

Our associates have embraced the changes and the entire Circuit City team is committed to the strategies that are expected to generate long-term profitability and sustained growth.

Now Bill will cover some of the ground rules before we take the next question.

Bill Cimino:	Thanks, Phil.

Our call today is running a little bit long, but we want to try to get to you as many analysts as we can on the call, so if you could limit yourselves to one question and a follow-up, it would be much appreciated.

Second, I know that some of you may have some questions about one of our large investors, Wattles Capital Management. As you know, we have received notice from Wattles Capital Management that it intends to nominate five directors for election to our board at the 2008 annual meeting of shareholders. Wattles Capital Management has also submitted two other proposals.

Our board will consider these proposals and the qualifications of the Wattles
Capital Management nominees in accordance with its fiduciary duties.

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While there certainly will come a time when it is appropriate for the company to discuss its views and any potential actions that it may take in response to the Wattles Capital Management proposals and nominees, our focus today is on the company’s fiscal year ’08 results and fiscal ’09 plans and strategies.
As such, we will not entertain any questions that relate to Wattles Capital
Management or Mr. Wattles today. We appreciate your cooperation with both these requests.

With that, I’d like to open the call to your questions. Operator?

Operator:	At this time, I would like to remind everyone, in order to ask a question, please press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key. We’ll pause for just a moment to compile the Q&A roster.

Your first question comes from the line of Mitch Kaiser with Piper Jaffray.

Mitch Kaiser:	Guys, good morning. First, maybe for you, on the guidance, if you look at roughly flat sales for the year and you’re calling for mid-single-digit dollar growth on SG&A, to me it looks like you de-leveraged SG&A about 100 to
110 basis points, and given kind of what you’ve guided for Q1 and Q2, so if
I’d look at what the back half assumption is, particularly for gross margin, on my model, I’m getting numbers around the range of 320 to 350 basis points.

Could you validate that my thinking’s right on that, and then maybe talk about some of the drivers behind that?

Thank you.

Bruce Besanko:	Yes, this is Bruce. Let me see if I can add some color for you, and then obviously we’re available after the call if you want to – if you need some assistance in building out your model.

So, as you know, the economy is tough and it’s not – it’s certainly not helping anyone at this point. We’ve assumed a recession in the first half of the year and a soft economy in the second half. Those assumptions are embedded in our outlook.

CIRCUIT CITY Moderator: Philip Schoonover 04-09-08/9:00 a.m. CT Confirmation # 39012868 Page 18

In terms of SG&A, we’ve been able to take out a significant amount of SG&A this year. We would expect as we continue to intensely focus on SG&A over the course of this next year that we would be able to continue to make progress in terms of SG&A.

That said, we can’t – we have done about as much in terms of cost takeout as we feel is prudent at this point. Our issue now is really about driving profitable growth and increasing gross margins for better execution.

And specifically around gross margin, and I’ll let John Kelly add to this here in just a moment, we think that there is a significant opportunity in terms of growing gross margin as we begin to achieve traction over the course of this year. So we are intensely focused on improving our HE basket, and we’re going to continue the growth and focus on growing our higher margin firedog services, and we’re going to enhance our disciplines around shrink pricing and markdowns, and with those efforts, I think we’ll begin to see some traction around margin.

John Kelly:	I think also – this is John. I think we’ll also see some traction, as John
Harlow spoke earlier on rebuilding the selling culture and being able to up sell some of the better products and better brands that we have strategy for, for this year, and that’ll increase our gross profit dollars also.

Bill Cimino:	Thanks, John.

Mitch Kaiser:	OK. OK. So, I guess the biggest driver behind the gross margin in the back half is the improved customer experience, and is it valid that, you know, roughly my math on the gross margin, does that seem roughly right?

Bruce Besanko:	It seems a little high, but we can work with you after the call.

Mitch Kaiser:	OK. OK. Thank you.

Bill Cimino:	Thanks, operator. We’re ready for the next caller, please.

Operator:	Your next question comes from the line of Dan Binder with Jefferies.

CIRCUIT CITY Moderator: Philip Schoonover 04-09-08/9:00 a.m. CT Confirmation # 39012868 Page 19

Dan Binder:	Binder. Nobody gets it right, so.

Just a couple questions for you. I’m just trying to reconcile a couple of things. As I think about the SOPs that you rolled out last year, it seemed like there was some stickiness issues you were having there, and at the same time you’ve been cutting costs and now we’re hearing about new training that’s going to be occurring and improving the selling culture.

I’m just curious, after having rolled out those SOPs, what went right, what went wrong, why is the selling culture still not quite where you want it to be, and then how do you sustain these expense cuts when perhaps you need to put a little bit more money back into training and the selling culture, broadly speaking?

John Harlow:	Hi, Dan. John Harlow. Let me talk to that a little bit.

The work that was done last year created a very strong foundation and framework for the stores to execute against. What we’ve done in the past few months is refine that framework on a per-store, per-market basis.

I actually just spend the last 60 days working literally with every store director, district manager and regional VP to refine the framework so that it works not only at a local level and at a store level to deliver the SOP piece of it, but it’s really then taking the development of the selling culture up one notch. It’s not – we’re not trying to go all the way from A to Z.

If you think about the destruction that we had last year in our business, you’re implementing a change. That took our eye off the ball, but at the end of the day it was positive because it gave us a framework, and the last 60 days have been really spent refining the SOPs that give us the ability to deliver and sell, and the time that’s been freed up has allowed us to implement training programs to take selling and servicing our customer to a different level.

Do we get there in 30 days? No, but I think you will see improving engagement across our chain, and I actually saw that not only the engagement but the focus level was embraced by every store director in our company

CIRCUIT CITY Moderator: Philip Schoonover 04-09-08/9:00 a.m. CT Confirmation # 39012868 Page 20

because they’re now personalizing a plan that we a framework put in place last year.

John Kelly:	And this is John. Also, adding to what John has to say, as the selling culture evolves, it’ll reduce our dependency on opening price point product. We’ll be able to sell better, higher margin product that’ll enhance the margin rate there.

So one of the things that we lost last year because of lack of training or lack of selling expertise was the ability to up sell product, and to attach on the basket.

Now, as John goes around and has these trainings continue, you’re starting to see improvement on all these fronts.

Bill Cimino:	And that was John Harlow and then John Kelly.

Dan Binder:	And this just is a follow-up. Following the separations of store employees last year, I was under the impression that the store level associates perhaps that were trying to deal with all these SOP changes were less tenured and therefore the whole process was more challenging. I’m just kind of curious how you feel about the level of experience and the ability to take these current associates up the ladder in terms of implementing this better selling culture, and then also you’ve mentioned shrink a number of couple – a number of times in your conversations today and the press release and the call. Is this, was that a bigger issue than you expected in the quarter, and how much do you think it was worth on the margin?

John Harlow:	Let me try to address some of that. I have to tell you, the level of the focus and clarity that this year’s operating plan gives the stores, gives them – first of all, it makes it easier for even a new employee to be much more focused on delivering not only great merchandise presentation but the basics of selling and servicing our customer.

The second piece of that is that even though there are some people who are less tenured, they are now anniversaring the work that was done last year and now they’re in their second year, continuing to build their performance and engagement with the customer and the familiarity with the products and services that we sell, and quite frankly, the simplification of the management

CIRCUIT CITY Moderator: Philip Schoonover 04-09-08/9:00 a.m. CT Confirmation # 39012868 Page 21

and supervisory roles in our stores will help give them the support they need to take their execution to another level.

If you partner that with vendor training, these are not new external initiatives.
This is actually part of how we will do business on a go-forward basis. These are not being introduced as new initiatives. This is how we build the execution plans so that people are comfortable merchandising the stores in a way that the customer can shop, buy and enjoy, and frankly give them the tools to sell more effectively to build the relationship back with our customer and also build the basket in our business.

As it relates to the shrink piece, the supervisory focus and the structure that’s been put in place on a per-store basis gives us the precision, the operational excellence to be able to move the needle on the shrink slippage that we had last year by introducing the massive changes that were out there. So I think the clarity, the performance management and the raw focus that we have this year gives us a distinct advantage over the amount of complexity that last year experienced.

Bill Cimino:	Great. Thanks, Dan, and, Operator, we're ready for the next call please.

Operator:	And your next question comes from the line of Joe Feldman with Telsey
Advisory Group.

Joe Feldman:	The question, a number of times on the call, you used the term rebuilding the selling and service culture. And I guess I wanted a little more detail on how exactly you do that? It sort of follows on Dan's question, do you have the right people in place to do it? How long does it take? I mean, it's clearly not a one-year thing and it's something that was started a year ago, so how meaningful will this be as an impact for the second half of this year?

Phil Schoonover:	This is Phil speaking here. I just want to remind everybody that this has been a journey. When we had a permanent change to the television business, televisions represent roughly half of our total revenue and a similar portion of our products, we had to change the business model. And the initial SOP work was really aimed at putting standard practices in the store to free up people to serve our customers. That has to be a phased approach. We had to re-

CIRCUIT CITY Moderator: Philip Schoonover 04-09-08/9:00 a.m. CT Confirmation # 39012868 Page 22

engineer the processes, we had to implement those new policies and then we had the freeing up of the labor, so people could refocus their effort on serving the customer.

I think that you have to look at this in terms of a journey. It’s taken longer than we expected and it was more difficult than we expected, but we have fundamentally changed the way we run the stores. And with that said, I'll have John talk about now why the big emphasis on rebuilding the customer service culture.

John Harlow:	If you think about the things that we would say got in our way last year, in terms of the massive amount of change, it hurt our ability to focus. So what we're doing this year is a couple of things. One, we have great insights from our customer about what they think we need to deliver to rebuild the services and the culture that they'd like to see and the shopping experience in our store.
So what we're doing rather than implementing massive amounts of change is we are, by store, talking about the specific input we're getting from our customers to rebuild the training, the staffing and really the roles of our team, so it aligns with what our customer is asking us to do differently, down to things as fundamental as making sure that the checkout is much smoother and much more effective than it’s been in the past. So that level of focus and prioritization is helping us to rebuild, not only the roles and the clarity of the role, but the purpose behind how we'll rebuild, engaging with our customers.

The second piece of, I think even more important, our commitment is to work in the field. That's my commitment, it's our team's commitment, to build store-by-store, district-by-district plans to execute. That level of engagement creates a completely different level of involvement around – and ownership around – rebuilding the selling culture. My experience is that it makes it very personal and it creates the ownership level that creates sustainability that we will be able to deliver throughout the year, not just as a short term approach.

Joe Feldman:	Got it. Thanks.

Bill Cimino:	Thanks, Joe.

Joe Feldman:	Thank you.

CIRCUIT CITY Moderator: Philip Schoonover 04-09-08/9:00 a.m. CT Confirmation # 39012868 Page 23

Bill Cimino:	Operator, we're ready for the next question please.

Operator:	And your next question comes from the line of Colin McGranahan with
Bernstein.

Colin McGranahan: Good morning. The first question is a little bit more of a broad question on gross margin. If you look historically, and really just focusing on the domestic segment to keep it clean, if you look historically, for the eight years prior to last year, this is a 23 to 24 percent gross margin business. And last year, the gross margin was under 20 percent. So I was hoping you could help me understand how much of that do you think was really Circuit City induced versus structural change in the television business? And is this ever a 23 percent gross margin business again? And is it going to be a sub-20 percent gross margin business for at least fiscal '09 as you're starting to rebuild the culture of attachments and accessories?

Bruce Besanko:	Hey, Colin, Bruce here. I'll start and then flip the answer over to John Kelly who can build on it.

So the short answer is, I think, much or all of that gross margin can come back. We've experienced a decline in gross margin this year in the second quarter, the third quarter and now the fourth quarter of 300 or more basis points. As Phil had indicated, the basis of this erosion really began at the end of fiscal '07 with the rapid commoditization of flat-panel TVs. Unfortunately, we aggravated the situation with the transformation work in the stores this past year, by inducing too much change too quickly. The consequence of that activity was a depressed margin that we saw, again in the second, third and now in the fourth quarter.

The good news is that it is all self-induced and it is all within our control to fix. We have significant improvement opportunities, as we talked about in the earlier portion of the call, around improving the HE basket, continuing to grow the firedog services and enhanced disciplines principally around pricing shrink and markdowns. And I'll ask John to

CIRCUIT CITY Moderator: Philip Schoonover 04-09-08/9:00 a.m. CT Confirmation # 39012868 Page 24

John Kelly:	And I will reiterate what Bruce says. I would say that it's all self-induced by
Circuit City and we have a plan to recover this. And in addition to what
Bruce said, I think that we have an obligation in better line transitions and pricing to make sure that we're more in line with what's going from a profitability standpoint and better assortment rationalization moving forward and making sure that we can optimize profit when it comes to that.

In addition to the selling culture, of being able to up sell better products and better quality of products, I think John Harlow's already in that mode now to develop that selling culture. So to answer the first question, I think we can recover it.

Phil Schoonover:	This is Phil. I'd probably add two things to this. One is that we know in the marketplace that there are retailers that perform at higher margins and have not seen the precipitous deterioration that we experienced. And the other thing is, frankly, services as a percentage of our total business is a massive opportunity and as we grow our firedog services, absolutely and as a percentage of sales, it should further enhance our margin mix outcome.

Colin McGranahan: OK. And then just a quick follow-up for Bruce, I think the income tax receivable and balance sheet, the 153 million, do you expect to collect all of that? It sounded like you were only going to collect about 80 million in the third quarter. And then as you collect that, depending on what your net owned inventory does during the year, it looks like you could be anywhere between zero and plus or minus 50 million cash balance by the end of the year, according to my estimate. Are there any constraints that you run into on availability of your secured credit facility? How does the availability look on that and what are the constraints to the whole 1.3 billion?

Bruce Besanko:	OK. Let me do the ABL first. So just take a step back. As you know, we've renegotiated the credit facility at the end and in the first part of this year, moving it up from 500 million to 1.3 billion. It's a five-year deal, and as a reminder it has – there is really no financial covenants, Colin. It gives the company more than, in my view, more than ample liquidity, not just for this year, but for our multi-quarter turnaround efforts.

CIRCUIT CITY Moderator: Philip Schoonover 04-09-08/9:00 a.m. CT Confirmation # 39012868 Page 25

In terms of the tax receivable, we do expect to collect 80 million of the tax refund over the course of this year. The plan is to file this year's tax return quickly in order to secure the refund as quickly as we can. And so we see that as an additional source of liquidity.

Colin McGranahan: And the remainder? Because on the balance sheet, it's 150 some.

Bruce Besanko:	It’s an additional refund that we may achieve as a consequence of the sale lease back and that – the timing of that is less clear.

Colin McGranahan: OK. Thank you.

Bill Cimino:	Thanks, Colin. And, Operator, we have time for one last question please.

Operator:	And your last audio question comes from the line of Andy Hargreaves with
Pacific Crest.

Andy Hargreaves: Macro aside, there seems like there's a lot of deceleration in the product cycles that have been driving sales for the – to the last couple of years. So can you talk, I guess on a general basis, about what products you're expecting to drive growth this year? And is there anything new that could step up? And then I'll give my follow-on in front. On the music and DVD side, what is the plan to replace the traffic driving ability of those products?

John Kelly:	OK. This year, for sales, and this is John Kelly, there is going to be three unique events that'll actually drive sales this year, which is different than last year. The first one is, that we saw early in the year, was the economic stimulus checks. So we believe some of that will have some plus over last year from a standpoint of this year versus last year and plus driving some additional G&P into the economy.

The second thing, we have the Olympics in August, which we feel will also help our television business and will grow, not only just television, but the whole digital experience.

And last, but not least, the third one is the analog-to-digital transition will drive the television business this year as well as the audio business, the cable

CIRCUIT CITY Moderator: Philip Schoonover 04-09-08/9:00 a.m. CT Confirmation # 39012868 Page 26

and The Source business. And sales growth, from a product standpoint, will come in LCD television, specifically larger sizes, notebook computers continues to be a significant driver of volume for the total, GPS devices. And we actually see a little bit of a decline in projection tube and desktop computers this year.

Phil Schoonover:	The only thing that I'd add, this is Phil speaking, is that we have growth engine in our multi-channel business, where we've consistently outpaced the industry in growth on pure Web sales and over half of those sales have been picked up in our stores. And our underpenetration in firedog services is a tremendous growth engine for Circuit City.

The biggest single variable in our sort of fish bone business model is closed rate and we've discussed all day today in our script and on the conference call, the tremendous opportunities we have, unique to Circuit City, to improve our closed rate. And then finally, the attach of high-margin services and accessories adds to revenue per transaction. So you combine closed rate with revenue transaction, we have opportunities to grow right within our core business despite the economy or other head winds we may face.

Andy Hargreaves: And the expectation is that those improvements to the ASP in closed rates will offset any lower traffic levels?

Phil Schoonover:	So at the end of the day, we're – what we're doing to address traffic, I'm sorry,
I forgot that part of your question. What we're doing to address traffic is our emphasis on Web generated sales that are picked up in the store. We think –
we know that the super majority of consumer electronics industry growth will be generated on the Web. Our numbers show approximately two-thirds of the growth in the consumer electronics industry will be generated on the Web.
And for us, over half that business picked up in the stores.

The inbound firedog services, so driving traffic into our stores through firedog services, and then just continued refinement of our promotional effectiveness model. There's still many other categories in sheer units that are growing.
The gaming business, the iPod business, so we're focusing on those traffic generating items in our ads and promotions.

CIRCUIT CITY Moderator: Philip Schoonover 04-09-08/9:00 a.m. CT Confirmation # 39012868 Page 27

Andy Hargreaves: OK. Thanks.

Bill Cimino:	Thanks, Andy. And thanks to everyone for participating in today's calls and for your questions.

Before we conclude the call, I'd like to remind you that a replay will be available by approximately noon Eastern Daylight Time today and will remain available through April 16th. Investors in the United States and
Canada may access the recording at 1-800-642-1687 and other investors may dial area code 706-645-9291. The access code for the replay is 39012868. A replay of the call also will be available on the Circuit City investor information home page at investor.circuitcity.com.

This concludes our call. Thank you.

Operator:	Thank you. This concludes today's Circuit City Fourth Quarter Results
Conference Call. You may now disconnect.

END

THIS COMMUNICATION MAY BE DEEMED TO BE SOLICITATION MATERIAL IN RESPECT OF CIRCUIT CITY'S SOLICITATION OF PROXIES IN CONNECTION WITH ITS 2008 ANNUAL MEETING OF SHAREHOLDERS. CIRCUIT CITY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN SUCH SOLICITATION OF PROXIES. INFORMATION REGARDING THE SPECIAL INTERESTS OF THESE DIRECTORS AND EXECUTIVE OFFICERS IN SUCH SOLICITATION OF PROXIES WILL BE INCLUDED IN ANY PROXY STATEMENT FILED BY CIRCUIT CITY IN CONNECTION WITH THE 2008 ANNUAL MEETING OF SHAREHOLDERS. IN ADDITION, CIRCUIT CITY FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY AND INFORMATION STATEMENTS, AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). THESE DOCUMENTS ARE AVAILABLE FREE OF CHARGE AT THE SEC’S WEB SITE AT WWW.SEC.GOV OR FROM CIRCUIT CITY AT HTTP://INVESTOR.CIRCUITCITY.COM. INVESTORS SHOULD READ ANY PROXY STATEMENT FILED IN CONNECTION WITH THE 2008 ANNUAL MEETING OF SHAREHOLDERS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

CIRCUIT CITY Moderator: Philip Schoonover 04-09-08/9:00 a.m. CT Confirmation # 39012868 Page 26

and The Source business. And sales growth, from a product standpoint, will come in LCD television, specifically larger sizes, notebook computers continues to be a significant driver of volume for the total, GPS devices. And we actually see a little bit of a decline in projection tube and desktop computers this year.

Phil Schoonover:	The only thing that I'd add, this is Phil speaking, is that we have growth engine in our multi-channel business, where we've consistently outpaced the industry in growth on pure Web sales and over half of those sales have been picked up in our stores. And our underpenetration in firedog services is a tremendous growth engine for Circuit City.

The biggest single variable in our sort of fish bone business model is closed rate and we've discussed all day today in our script and on the conference call, the tremendous opportunities we have, unique to Circuit City, to improve our closed rate. And then finally, the attach of high-margin services and accessories adds to revenue per transaction. So you combine closed rate with revenue transaction, we have opportunities to grow right within our core business despite the economy or other head winds we may face.

Andy Hargreaves: And the expectation is that those improvements to the ASP in closed rates will offset any lower traffic levels?

Phil Schoonover:	So at the end of the day, we're – what we're doing to address traffic, I'm sorry,
I forgot that part of your question. What we're doing to address traffic is our emphasis on Web generated sales that are picked up in the store. We think –
we know that the super majority of consumer electronics industry growth will be generated on the Web. Our numbers show approximately two-thirds of the growth in the consumer electronics industry will be generated on the Web.
And for us, over half that business picked up in the stores.

The inbound firedog services, so driving traffic into our stores through firedog services, and then just continued refinement of our promotional effectiveness model. There's still many other categories in sheer units that are growing.
The gaming business, the iPod business, so we're focusing on those traffic generating items in our ads and promotions.

CIRCUIT CITY Moderator: Philip Schoonover 04-09-08/9:00 a.m. CT Confirmation # 39012868 Page 27

Andy Hargreaves: OK. Thanks.

Bill Cimino:	Thanks, Andy. And thanks to everyone for participating in today's calls and for your questions.

Before we conclude the call, I'd like to remind you that a replay will be available by approximately noon Eastern Daylight Time today and will remain available through April 16th. Investors in the United States and
Canada may access the recording at 1-800-642-1687 and other investors may dial area code 706-645-9291. The access code for the replay is 39012868. A replay of the call also will be available on the Circuit City investor information home page at investor.circuitcity.com.

This concludes our call. Thank you.

Operator:	Thank you. This concludes today's Circuit City Fourth Quarter Results
Conference Call. You may now disconnect.

END

THIS COMMUNICATION MAY BE DEEMED TO BE SOLICITATION MATERIAL IN RESPECT OF CIRCUIT CITY'S SOLICITATION OF PROXIES IN CONNECTION WITH ITS 2008 ANNUAL MEETING OF SHAREHOLDERS. CIRCUIT CITY AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN SUCH SOLICITATION OF PROXIES. INFORMATION REGARDING THE SPECIAL INTERESTS OF THESE DIRECTORS AND EXECUTIVE OFFICERS IN SUCH SOLICITATION OF PROXIES WILL BE INCLUDED IN ANY PROXY STATEMENT FILED BY CIRCUIT CITY IN CONNECTION WITH THE 2008 ANNUAL MEETING OF SHAREHOLDERS. IN ADDITION, CIRCUIT CITY FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY AND INFORMATION STATEMENTS, AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). THESE DOCUMENTS ARE AVAILABLE FREE OF CHARGE AT THE SEC’S WEB SITE AT WWW.SEC.GOV OR FROM CIRCUIT CITY AT HTTP://INVESTOR.CIRCUITCITY.COM. INVESTORS SHOULD READ ANY PROXY STATEMENT FILED IN CONNECTION WITH THE 2008 ANNUAL MEETING OF SHAREHOLDERS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.